UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ONEWATER MARINE INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

68280L 101
(CUSIP Number)

SEPTEMBER 22, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68280L101
1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,408

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
*%(1)(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of OneWater Marine Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of September 22, 2020.
(2)	Represents less than 0.1% of the shares of Class A common stock outstanding.
(3)
Does not include 475,630 shares of Class B common stock, par value $0.01 per share, of the Issuer, or 475,630 common units (“Common Unit”) of One Water Marine Holdings, LLC (“OneWater LLC”) held by Special Situations Investing Group II, LLC (“SSIG”). At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,408

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
*%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-OO-IA

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.
(2)	Represents less than 0.1% of the shares of Class A common stock outstanding.

Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
GSSG Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.
(2)
Does not include 475,630 shares of Class B common stock or 475,630 Common Units held by SSIG. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Special Situations Investing Group II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 10,066,737 shares of Class A common stock, par value $0.01 per share, of the Issuer issued and outstanding as of September 22, 2020.
(2)
Does not include 475,630 shares of Class B common stock or 475,630 Common Units held by SSIG. At the request of the holder, each Common Unit may be coupled with a share of Class B common stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the OneWater LLC Agreement, newly-issued shares of Class A common stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed.

Page 5 of 9 Pages

CUSIP NO. 68280L101

Item 1(a).	Name of issuer:

OneWater Marine Inc.

Item 1(b).	Address of issuer’s principal executive offices:

6275 Lanier Islands Parkway
Buford, Georgia 30518

Item 2(a).	Names of persons filing:

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

GSSG Holdings LLC

Special Situations Investing Group II, LLC

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person:

200 West Street
New York, New York 10282

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of class of securities:

Class A common stock, par value $0.01 per share, of OneWater Marine Inc.

Item 2(e).	CUSIP number:

68280L 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on behalf of another person:

Clients  of  the  Reporting  Person(s) have or  may have the right  to  receive or  the power  to  direct the  receipt of dividends from, or the proceeds from the sale of, securities held  in their accounts. Clients known to have such right or power  with   respect  to  more  than 5%  of  the  class  of securities to which this report relates are:

NONE.

Page 6 of 9 Pages

CUSIP NO. 68280L101

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

See Exhibit 99.2.

Item 8.	Identification and classification of members of the group:

Not applicable

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

*In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

Page 7 of 9 Pages

CUSIP NO. 68280L101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2020

The Goldman Sachs Group, Inc.

By:	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

Goldman Sachs & Co. LLC

By:	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

GSSG Holdings LLC

By:	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

Special Situations Investing Group II, LLC

By:	/s/ Nathan R. Burby
Name: Nathan R. Burby
Title: Attorney-in-fact

Page 8 of 9 Pages

CUSIP NO. 68280L101

Index to Exhibits

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 7 Information
99.3	Power of Attorney, relating to The Goldman Sachs Group, Inc.
99.4	Power of Attorney, relating to Goldman Sachs & Co. LLC
99.5	Power of Attorney, relating to GSSG Holdings LLC
99.6	Power of Attorney, relating to Special Situations Investing Group II, LLC

Page 9 of 9 Pages